Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 0001-32007

First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
• MANAGEMENT DISCUSSION SECTION
Operator: Greetings and welcome to the First Niagara’s NewAlliance Merger Announcement. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.
It is now my pleasure to introduce your host, John Koelmel, Chief Executive Officer for First Niagara Financial Group. Thank you, Mr. Koelmel. You may now begin.
John R. Koelmel, President and Chief Executive Officer
Thank you very much Robin good morning everyone. Appreciate you taking time to chat with us today. I’m very pleased proud and excited to becoming to your from New Haven, Connecticut sitting next to Peyton Patterson, as you all know, Chairperson and CEO for NewAlliance Bancshares.
Mike Harrington, my CFO is back up from Buffalo and I’ll give you some thoughts and comments. Peyton will do the same offer some [indiscernible]. Mike will walk you through the financial components of the transaction that we just announced this morning, and then we’ll open it and all be happy to entertain your questions.
To say what I have already said incredibly proud, pleased, and excited definitely an understatement. Very, very exciting day for our organization and I’m sure you will here taking Peyton echo the same thing. This is a classic win-win and one that advances the strategies of both organization in an accelerated fashion, the further free [ph] where we will probably — I’m sure reinforce in the years ahead of the prior the regional banking franchise in the North East.
What I think was very compelling — most compelling about this transaction is that we are putting two very strong organizations together. Certainly, our M&A path off late and the industry at large has been how the best combine opportunistic circumstances, companies that are to some extent challenged or in other ways inhibited and moving forward. But certainly not the case with either us or new NewAlliance and the opportunity to accelerate the growth pattern that we have otherwise been on and better position both of us to win is the ultimate takeaway from this transaction.
Obviously, you are taking two incredibly strong balance sheets, putting them together, all of which will enable us to immediately continue to focus on playing offence. And when I say immediate, that’s because there is no doubt that core conversion and initial integration associated with this transaction, the execution risk, if you will, is incredibly low whether that be a combination of our continuing success witnessed in the last 12 months, the Western PA and then Eastern PA transactions, more importantly the strength, efficiency and effectiveness of NewAlliance, as I said we are never dismissive, always retractable [ph], but incredibly confident in our ability to execute on this transaction. And certainly it’s economically strong story for both organizations and one that will clearly continue to drive incremental shareholder value.
So we begin to take a look through the new normal window, we certainly feel that on a combined basis we are all the more opportunistically positioned, playing offence and win on a combined partnership deliberative basis.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
Say that as you see enumerated on slide four from both the Wall Street and Main street constituency perspective. We hear us consistently talking about doing the right things, the right way for both Main Street as well as Wall Street. Certainly from a customer community and employee standpoint, that’s enables both organizations to bring an even more robust, suite of products and services, continue to generate real momentum in terms of real stimulus, real upside growth point and offerings translates through opportunities to grow that employment base, and otherwise further invest in the communities, where both incredibly strong, our community bank, culture heritages, and commitments. And it’s an easy story and a fun story to tell in terms of the difference where we have both been making in the communities we served and the ability to now do that on the collaborative basis.
Certainly, from an investor standpoint, whether you’re on the First Niagara side, NewAlliance side, or both, provides even better longer-term earning growth. You look at franchise volume or franchise that we’re assembling as you go forward, NewAlliance those shareholders will seek virtual double and their dividend recurred and that’s repeatedly one of the best acquisitions, all of us for bigger and better opportunities ahead.
I would say that looking at the footprint that we’ve framed on slide five, with all the regional powerhouse and we don’t say that was spin, we say that in really matter of fact way, 30 billion in assets, almost 350 branches 500 employees, very, very compelling story and one that as we long talk begins the further fell out or further felt out the strategic footprint that we have framed in puts another key stick in the ground for us in an incredibly attractive demographic market.
In terms of overall visibility and profile, qualitatively, from FNRM [ph] would — will solidify us a Top 25 bank in the country however how we measure that on footings or on market cap, but most important to both of us. This isn’t just about being bigger. This is about being better and we both have been driving top notch, top quartile, top decile performance, and on a combined basis we will be better position to do just that.
Transaction itself, I think everyone is pretty familiar with the NewAlliance story as well as First Niagara, just under 9 billion in total footings, 5 billion in deposits, similar number in loans. Fourth largest bank in New England, most important to us, real strategic alignment, real strong cultural fit as I already referenced a real focus on being the best community bank in these markets and provides a terrific platform for both of us to further leverage and build out what we expect to call our New England franchise.
In terms of building that franchise out, we are mutually excited about what we are going to be able to bring. These markets better position us on a combined basis to compete against those that otherwise serve these markets large and small. The strength and the power of the value proposition we bring will be all the more enhanced and it’s just a terrific opportunity to talk about playing from opposition of strength rather than trying to recreate a brand.
We stimulate a brand, as we’ve done in the last couple of transactions. This is to just play-off of and build-off of on already very, very strong brand.
Obviously in terms of the markets and demographics here, and geographic positioning, we’ve always being talking in past about how we’re continuing to focus our sales and push further east. And this gives us a great opportunity and stronger — pulling up and down at Amtrak corridor.
Transaction itself Michael will recap furthermore of the details, but its nicely accretive rate out of gate, very important to us returns on our investment, well exceeds cost of capital and there is you will real strong double-digit return.
As always, we do our best to balance the sensitivities of those who focused on tangible book, you heard our stick [ph] consistently well above trading capital for earnings trade, inherently and building that to, and actually dilute tangible book. But again here we’ve been very sensitive to ensure we get ourselves back to where we otherwise would have been in the shortest period of time as Michael will recap for you. We are see that being no more than good chance of even less than over the next three to four years.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
And very, very importantly as we talked about prior deals and as we’ve come out od organization and follow on equity offerings that I always used the phrase enable us to reload on applied. There is no reload here, NewAlliance brings an even stronger capital positions of the table and enable us to just insistently continue to play offering.
They know that most importantly as we’ve recapped in the next several pages, because of the strength of their organization, their obtained, their performance, who there about and how they do business. And I say that would price and running through talk, and you always hear me in similar fashion about ourselves and the success of First Niagara.
NewAlliance as we’ve indicated here, top notch franchise across this footprint, already have began to build strong earnings momentum, and they’ve had a real positive start to 2010, are well-positioned to leverage the foundation they build and really do so in a very, very positive and productive fashion.
Credit quality as we depict on the next couple pages, as well as capital, very consistent with ours and that we’ve always talk of great price. We continue to distinguish and differentiate ourselves versus the industry.
As the essence of what is we captured on slide nine, however, you have slides or compare were mirror images of each other in terms of our performance, our position, the potential that we have and certainly distinguish ourselves versus the industry.
On slide ten, we’ve again recap what you seen from us before, as we’ve ventured initially down in the Western Pennsylvania then over to the Eastern part of the state. And how we compare to tress that to the legacy footprint in Upstate New York. We now had Central Connecticut through that.
Demographics very, very strong working from the bottom of the page, that’s why we push further east not west. That’s why we are continuing invest our time, effort and energy, as well as our capital and to what we are convinced not only longer term more stable, but more opportunistic market.
We entered here again with NewAlliance in a strong position to begin with, but I’d also highlight to having said that the second line market share for us its all about upside and opportunity. And while we got a great point of entry into this new market, we’ve got an even better opportunity to take meaningful share and build on a success Beth [ph] and her team have had and doing just that in this market.
You compare as you see on page 11 some of the market demographics where you’re looking at types of businesses, the size of businesses. Again they line up very, very consistently with the markets in which we already do business and again just further underscore all the strategies and overall alignment of the organization match very, very well.
And as Peyton and I have talked about this opportunity overtime and got into a point where we have obviously made the commitment we have, its been on the premise that these organizations are very much of just to tremendous were both committed longer term shareholder value that position our organizations to the continue to drive that, know that to do that, you’ve got to keep the customer at the center of all that you do. It’s customer first for all of us.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
Everyone knows we’re very empowered organization in terms of how we manage. Same for Peyton and her team here to be more nimble and our possible to lager competitions in the market that includes being more flexible and more nimble in our spot process more creative in terms of how we serve those customer and most importantly, continue to invest strongly in the community.
Both of our track records are exemplarily in terms of the benefits we bring to the community and our ability to now do that not only sustain what’s happened, but to build on it and build on like the success collectively.
Before I flip it with to Mike to highlight and recap on the financial terms I’m very, very pleased and very, very proud to introduce Peyton and enable her to offer her thoughts and comments and the opportunity as well.
Peyton Patterson, President and Chief Executive Officer, NewAlliance
Great, thanks John. I share John’s enthusiasm regarding the strategic and cultural fit of our organization, and I truly believe this combination accelerate NewAlliance’s potential for all stakeholders and in a way that we couldn’t achieve it quickly on our own.
First, for our shareholders, we receive a 24% premium based on yesterday’s growth [ph] and dividends earnings more than doubled.
Finally, NewAlliance shareholders end-up owning more than 30% of the combined organization. But this partnership is more than just about numbers. When you look at the DNA of these two companies, the similarities are remarkable.
Those organizations are passionate about serving their customers and truly helping their communities drive. Both operating under a local community banking model that allow fast, flexible, responsive decision-making, both with strong differentiated brands that are an attractive alternative to the large and personal multi-nationals.
All of this translates into superior financial performance that John has alluded to. I am very proud of what my Executives and local employees have helped build and even my commitments that I will work closely with John to make sure that the transition is seamless, and that the new organization continues to deliver superior financial returns to its shareholders.
And with that, I’d like to hand it back over to John.
John R. Koelmel, President and Chief Executive Officer
Thanks so much, Peyton and we look forward to talk more about that opportunity and the mutual commitment we bring to the combined success throughout the Q&A. But before we jump to that, I’ll ask Mike Harrington, our CFO to spend a few minutes walking through the transaction, make sure everyone understands the NewAlliance [indiscernible] and then — come back and wrap it up and open it up. Michael.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
Michael W. Harrington, Chief Financial Officer
Thanks John. Good morning everyone. Before I get started on the details, I just want to reiterate some of the earlier comments that have been made. The strings of actions is very attractive to us from many perspectives strategically demographically and economically. Combined these companies will form a very competitive franchise positions like few others to accelerate the growth trajectories of both organizations.
With that let me give you a drive by on some the deal terms. We have agreed to a fixed exchange ratio of 1.1 based on yesterday’s close that the deal value of approximately $1.4 billion. This consideration will be split 86% stock and 14% in cash, again based on yesterday’s closing price that’s all in value of $14.09 with $12.09 of FNFG stock and $2 of cash making up that $14.09.
We elected to structure the deal this way in order to provide an immediate cash returns to the shareholders of NewAlliance, in recognition of a strong capital position of the company today and importantly the superior capital position we will find ourselves in after the closing.
On due diligence, we conducted an expensive process and confirmed that the NewAlliance franchise is an exceptional shop, well managed, with outstanding credit quality.
In terms of modeling, we factored in cost saves of approximately 20 to 25% in the first full year of operation. These figures include a meaningful portion of expense saves that are a function of legacy benefits plans which will discontinue after the merger.
Exclusive of these benefit plans, cost synergies would be in the 15 to 20% range. On the subject to non-recurring cost related to this transaction, we expect to be in 90 to $100 million range pre-tax with approximately 50% of those expenses related to the employee benefits.
Turning to credit, we estimate that the loan credit mark will be in a range of 140 to 180 million with the mid point of this range being approximately 3% of loans are testament to the disciplines credit culture of NewAlliance. This transactional require approval of the shareholders of both companies and we are anticipating an early second quarter 2011 close.
Turning to slide 14, based on the deal price and our assumptions the transaction is immediately accretive upon closing in 2011 and base looks nicely in 2012. What we are estimating right now is a 4 to 5% accretion on a go forward basis.
One quick word on our assumptions. We are confident that the expansion or detail noted previously combined with the continuing momentum of NewAlliance and executing its business strategy will lead to be relative to current street estimates. Simply stated, we feel these estimates are low based on what we have observed and learned about this company over the last several weeks, ahead on the reasons why we fill this way momentarily.
On capital, the effect from the increase in the dividend per share, that was noted earlier that NewAlliance shareholders will receive after closing, these projections give no consideration to other capital management strategies we may deploy. That’s not to imply that we won’t to continue to do the right thing when it comes to capital management quite to contrary. We push continue doing what we have investing it wisely to propel our business forward.
Transaction more than safely clears our internal hurdle rates of return and the earn back on the tangible book value dilution is expected to be approximately three years, again an outcome well within our guidelines.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
Turning to slide 15. Why are we confident in this organizations ability to outperform Street estimates? First there are no distraction has been noted earlier. These are two very good companies coming together under a common strategy that are already running hard and executing with drive and determination.
Going forward, we’ll be focused on playing off each other strengths, whether its First Niagara very competitive commercial services strategy or NewAlliances strong residential mortgage originations and asset base lending expertise.
With the goal ultimately of accelerating the deployment of our excess liquidity and expanding net interest margins and as to pick it on the previous slide, rock solid capital levels positioned, they are rocks our capital levels will position us to continue playing offense and never expanding fields of opportunity.
Turning to slide 16. For those concerns about execution risk of this deal, I’d d like to point out that NewAlliance added score is some more insights to Harleysville. Additionally as to pick it on slide 16, our last two transactions are performing very well with strong deposit retention and outstanding loan growth. This tax coupled with our track record of successfully integrating multiple deals over the last decade only support our claim that we are good at this and confident that we will make this newest partnership one that benefits all parties.
On slide 17 and before I turn it back to John, I’d like to spend a minute on deal pricing. As noted previously, this is one of the regular M&A deals in a long-time and while strategic bit and growth opportunities maybe very enticing. At the end of the day, we are all about increasing a long-term value of this company.
With that said, this slide helps to levels our expectations when it comes to pricing. Over the — our last two deals were exceptions as they were undergoing at time of very unstable financial markets. We never expected those levels of accretion and returns to persists when the economy stabilize. Well here we are thus an economy getting back on its feet and deal values that looked normal in some respect and attractive versus other metrics. What’s normal is the market premium, which is noted earlier, which are 24% nearest at our past deals and is indicative of the fair value being paid to NewAlliance shareholders.
What is attractive is the price paid versus tangible book value which speaks the strong capital levels of the company and the potential of our capital to derive higher future performance.
With that, I’ll turn it over to John for some closing comments.
John R. Koelmel, President and Chief Executive Officer
As both Michael and I have said and I’m sure maybe a few have concluded, this may well be the stardom — even have chatted this morning on TV. The beginnings of that new normal at least as it relates to the world of M&A. And as always, we’re comfortable if not proud to be helping said that Peyton and [indiscernible] and to be able to do it in partnership with Peyton and her team is an accomplishment that I know we both feel very, very positive of about.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
Again as I wrap it all backup, you’ve long heard me say, we’re about being bigger, better and stronger. Bigger not just for the sake of size, but size does matter gives increased competitive hedging competitive advantage and you can certainly see that when you look at our combined pro forma organization in the New England market and the opportunities that it will create, certainly it is relevant if you look across the broader strategic footprints, strategic rectangle and the opportunities that creates for us imply at an even higher level day-in and day-out in growing our business as well as otherwise looking at opportunities stronger, because we’re now molding and measuring two very, very, very well run organizations that are showing the kind of discipline that was necessary to navigate our respective shifts through the choppy waters [ph] and come out the other end and even better positioned then when it all started. And all of that is what translates with all from punch line, which is being better, better for the benefit of our shareholders and drive a long-term earnings growth and long-term shareholder value. And that’s why we’re here, that’s why we’re excited, that’s why this is the right transaction at the right time for both of us to accelerate the sales up that [indiscernible] of opportunity do so all the more assertively, all the more confidently and with that much greater conviction.
With that Rob, I will ask to open it up and I, Michael will be happy to entertain questions that the Group may have.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
• QUESTION AND ANSWER SECTION
Operator: Thank you Mr. Koelmel. We’ll now be conducting a question-and-session. [Operator Instructions] Thank you. Our first question is from the line of Damon DelMonte of KBW. Please proceed with your question.
<Q — Damon DelMonte>: Hi, good morning.
<A>: Good morning, Damon.
<Q — Damon DelMonte>: I guess my first question, I go to pay in, in recent quarters, you guys have spoken lot about the opportunities that you’re seeing in New England the inside quarter as you put it — with opportunities to deploy your excess capital. I’m just kind of wondering, what change in your mind set, I guess in recent weeks, months or how do you that would lead you guys to look to combine with another institution at this point?
<A>: Well. It was really about finding the right partner and we believe that our companies are on similar path in respect to our own business model. But also the success is that we reach out individually in the marketplace. John and I will know that we were on healthy competitors in the M&A stage. And this was really a way to sort of combined force — force is on a strategic point of view, and really continue to build this franchise together going forward. We’re going to continue to do and exceed market expectations for the coming quarters. So we still very strongly about that and I am sure John can talk about other successes that he will continue to see as well.
<A — John Koelmel>: I clearly, Damon, it’s one plus one equal to at least three or four response here that both of us incredibly confident continuing to pursue the path we’re on separately. But you can help, but get excited and confident when you put it together that we can get that much further, that much faster, that much more beneficially relative to longer-term outcomes.
<Q — Damon DelMonte>: And what is the combined franchise hold for U.K. [ph] and now you’re going to have all kind of running the New England franchise?
<A>: You just said on John’s and my top priority as we’ve alluded to this is much about getting an exceptional management team to align against First Niagara. And that’s going to be the next conversation is really how do we align this organization through our management expertise point of view. So I think more details to come on that.
<Q — Damon DelMonte>: Okay. That’s great. But.....
<A>: Damon, let me just add to that or reinforce that, made it clear that as we build out our organization many have heard me say its all about people, people, people; and one of the reasons arguably the reason this is the right transaction for us right now, is because of the strength and quality and talents of the people around this organization and that’s starts with patent.
So I can only reinforce — point some perspective. Yeah, to-date its been about the transaction, and its been about doing what’s right for the benefit of the shareholders and the communities, but no, that’s on the promise but we’ll not only sustain, but perpetually continue hurdles and the leadership that you’ve witness and seen from this organization in the months and years ahead.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q — Damon DelMonte>: Okay. And then, with respect to the closing in the second quarter, are there any expectations over regulatory delay getting approval just given the massive amount of growth that you guys have had John in the last 18 months?
<A — John Koelmel>: Massive is your word, the even. We think it’s been very measured and discipline. We’ve had running dialogue as you can only assume and conclude with the OCC and the FAD as we’ve gone through our regulatory charter conversion over the last now better part of 12 months, and certainly, as we continue to push our shopping cart. So they’ve been in touch and then tune with what stores we were opening and what else we were working and they are very much up to speed with what was coming and what the probabilities are. So, yes there will be customary and orderly process. Yes, in today’s environment that’s little more protracted than it might have been historically, and yes, we expect that’s a sort of dropout in the first quarter of next year, which is why we talk about on early second quarter closing. So it’s always in the context of what we expect to see happen and just the timeline that would otherwise play itself out and to the extent important two top Nat show organizations together we can otherwise circumvent the require process that will play itself out.
<Q — Damon DelMonte>: Okay, great. And then just my final question, so the deal is not close for some reasons; is there a breakup fee?
<A>: Yes. There is a breakup fees you will see on both sides of the equation; about 4% that would fall to either party depending on the circumstance. So I’ll differ [ph] to some later dialog and discussion as the attorneys and the like, but, yeah, you’ll see a breakup fee for both sides.
<Q — Damon DelMonte>: Okay, great. That’s all I have for now. Thank you very much.
<A>: Thanks a lot, David [ph].
<A>: Thank you.
Operator: Our next question is from Jason O’Donnell with Boenning & Scattergood. Please proceed with your question.
<Q — Jason O’Donnell>: Good morning and congratulations.
<A>: Thanks very much Jason; appreciated.
<Q — Jason O’Donnell>: Just given a size of the loan mark; 140 million to 180 million how should we be thinking about the impact you First Niagara’s loan loss provision expense post for close of the transaction?
<A>: Mike, you want to pick up on that.
<A — Michael Harrington>: Yeah I would think Jason as you think about how the model this; that loan mark will take care of any credit losses that are embedded in the existing portfolio when we bring that over. So as you look at provision, now we think about that from just an incremental standpoint. And that is something we’re thinking about it at 75 to 100 basis points type of range just for the incremental loan volume its added after close.
<A>: The incremental meaning new origination, Jason.
<A — Michael Harrington>: Right.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q — Jason O’Donnell>: Okay, great. That’s very helpful. I guess my other question was on the $100 million in M&A expense cited in the slide there, does that represent the total cost of both institutions or is that just for First Niagara?
<A>: That’s a total of both.
<Q — Jason O’Donnell>: Okay. And can you give us a breakout by quarter on the M&A expense for just First Niagara that you’re modeling for?
<A>: Well I think, we’ll start to see some of those costs in this quarter and on a go-forward basis, but the bulk of the expenses will take place in the quarter that we close the deal.
<Q — Jason O’Donnell>: Okay. Great, thanks very much.
Operator: Our next question is from line of Matthew Kelly of Sterne, Agee. Please proceed with your question.
<Q — Matthew Kelly>: Yeah hi guys. Just to understand the expense part of the equation, could you just breakout, you said 15 to 20% on the cash expenses, is that correct?
<A>: Yeah, Michael, go ahead and....
<A — Michael Harrington>: Yeah, what I was trying to get that is, we feel or confident we got 20 to 25% cash say from an expense standpoint. What I wanted to do that was try to quantify that a lot of that, part of that 20 to 25% is related to a number of employee benefit plans that are in place right now, that due to the merger of those plants will discontinue once the merger takes place. So if you strip those away the core cash savings will be in the 15 to 20% range.
<A>: Matt, what I would add to that is, I just want you to take back here, what we are talking about — we talk there about cost savings of I think down in the 10, 15% zone on a net basis because we could achieve efficiencies but we in turn had to build out their franchise and build out the business. The build up isn’t required here. That’s again the upside and the benefits. So we are able to realize efficiencies that may be wouldn’t have been apparent if we compare and contrast that the couple of yields because of the strength in the organization, and more optimally leveraging, what they already have in place.
<Q — Matthew Kelly>: Okay, so just unclear dividend running about a $160 million of the cash expenses that on 20%, that would be 32 million, and then they’ve had $7 million amortization of goodwill or quite a positive intangibles, $8 million a year, and benefits expenses those go away such $15 million there, such $47 million of expense saves that will be factored into that 2012 estimate, is that accurate?
<A>: Yes, I mean directionally you’ve got some of the numbers, but it might be beneficial just to — if you want to talk later, we could get in more than greedy of what we’re thinking about.
<Q — Matthew Kelly>: Okay. And then I guess the guidance you provide just assumes that current estimates right now for provisioning expenses at NewAlliance of 15 to 20 million. Your accretion analysis assumes that goes to zero, because it all reflected in the mark, correct?
<A>: Yeah, its zero, except for any growth that they would subsequent to the acquisition. Yeah.
<Q — Matthew Kelly>: Okay, and no revenues synergies?
<A>: What we feel very good about the trajectory that NewAlliance is on about the momentum in their business right now, and I feel like what’s the street is estimating for them on a going forward basis a little bit lower, and that’s what I just referenced in my prepared comments.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q — Matthew Kelly>: On fee income.
<A>: I’m sorry.
<Q — Matthew Kelly>: On fee income.
<A>: I don’t know if it’s on fee income, I just think that balance sheet activity they have going on right now especially on the loan side I think that they have a lot of opportunities there. You saw their margin start to expand last quarter and they’re doing a great job managing their deposit cost. So the combination of those two we feel really good about where their margin is headed.
<A>: Very good. If we look at strategically Matt, for a minute, non-traditional fee income, no question in terms of more optimally leveraging, our model in this franchise obviously traditional fees will challenge there, but these guys just announced Monday, new product rollout that they and we are excited about in terms of its opportunity to mitigate some of that impact. You take our commercial model and layer on top, you accelerate their transition. They’ve recently started down the asset based lending path. They give us a broader opportunity to play that across the full or franchise. Those of the types of our strategic here leaves [ph] an opportunity that will trend place through incremental revenues. So that’s just a quick little drive by thrusters more under the covers there, will be attract leasing or other synergies as well. This is what you are melding [ph] to real strong organizations, not just flop and how kind — there. This is taken best of our both roles in as I said before make one plus one of these people to three.
<Q — Matthew Kelly>: And your GAAP accretion estimate is not a good thing, assume which you get into that loan market back to earnings, correct?
<A>: That’s correct.
<Q — Matthew Kelly>: Okay.
<A>: Not the credit component of it.
<Q — Matthew Kelly>: Right.
<A>: GAAP accounts Matt.
<Q — Matthew Kelly>: And then 95 million shares issued is roughly a number?
<A>: Yeah. That’s directionally correct. Yeah. They write in the ballpark.
<Q — Matthew Kelly>: Okay. I let others to come back. Thank you.
<A>: Thanks, Matt.
Operator: Our next question is from Christen [ph] [indiscernible] Asset Management. Please proceed with your question.
<Q>: Yes. Congratulations.
<A>: Good morning, Christen.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q>: Good morning. Just a question on the initial integration in the first 90 to 120 days. What are the one or two deliver balls that you’re going to focus on it exclusively?
<A>: Although it’s about the customer and our focus is on ensuring they’re in a good place. They are comfortable with transition. They’re going to see all the same basis whether that be in the branch, whether that be with their lending team. The frontline will continue to push forward. And exactly you talk about the communities and the confidence in the conviction and evidence that they will see of that can anomaly that continuing, but frankly and even stronger commitment coming out of the strong both organizations.
So, whether you will see from a customer standpoint, but I am confident will be seamless initial conversion in mapping products and aligning services or systems to ensure there is no hiccups or whether be the opportunity do not take advantage and even — of an even broader array of products and services or whether be the communities say ample and visible evidence of an even stronger, even more focused community based organization.
<Q>: Great. Thank you.
<A>: Thank you.
Operator: Our next question is from Collyn Gilbert with Stifel Nicolaus. Please proceed with your question.
<Q — Collyn Gilbert>: Thanks. Good morning everybody.
<A>: Good morning, Collyn.
<Q — Collyn Gilbert>: Just kind of follow-on I think to Mark’s question and Mike you sort of talked a little bit about this, but just related to the specific no answers of NewAlliance’s balance sheet. I am trying to get kind of improvement in earnings there, Mike, do you see or foresee any balance sheet restructuring or sizable gains to be taken that’s part one of the question.
And part two is I know that obviously NewAlliance is the cost of funds and deposit cost are very strong, but there are still little bit I think, if I calculate it right higher than yours, is there strategy there on the deposit pricing side?
<A — Michael Harrington>: I’ll take the first question and we — no there is no gains and no restructurings factor then what we’ve talked about today Collyn....
<Q — Collyn Gilbert>: Okay.
<A — Michael Harrington>: And on the deposit cost front as I mentioned earlier I think there — they’d have a strategy, they’re defiantly headed in the right direction in terms of where they are going with deposit costs have been very effective at managing those cost down, and you combine that with what they are doing on the asset side of the balance sheet relative to their loan growth they’re getting especially in the commercial side of things, and that’s where we feel good about where the margins headed.
<A — Peyton Patterson>: Collyn, it’s Peyton, how are you?
<Q — Collyn Gilbert>: I am good, thanks, Peyton.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<A — Peyton Patterson>: Good. Well maybe just to add a word from the NewAlliance side on the margin and cost of deposits, as you know we’ve been hard to working that, and as we said in our second quarter earnings, we continue to see some movements on our cost of deposit, so that’s good news, while still continuing to grow deposits. But I think what you’ll also see is margin improvement as a result of the really healthy loan growth that we’ve seen, not just from our new asset based lending business, but just a strong momentum we’re seeing just generally on the commercial side.
<A>: Right, and I’ll add to that Collyn. Picking up on your securities portfolio question. This is — I think on a pro-forma basis we’re going to have 11, $12 billion securities portfolio and there’s no question, there’ll be opportunities to do, I’m sure advantageous things that help ourselves better position that work in the balance sheet general, Michael referenced earlier, we have in fact our capital management and the benefits of that into thinking or thought process and you can read what you want into the statement, you guys all know, we’ve long managed and always true for NewAlliance capital well and affectively whether we leverage it, deploy it or manage it. We haven’t attempted to clatter the analysis with those types of new answers, not because we don’t break the opportunities are very real and that we wouldn’t otherwise expect to take advantage of them. We’ve done our best to keep this as clean and simple as we can, so trust we are going to be as smart and as sophisticated ideally even more so working together on a joint basis as we have been separately, we just have an opted a set of co-mingle [ph] all of that footwork and more sophisticated management effort into or otherwise, we think it’s a very strong and compelling story on its own.
<Q — Collyn Gilbert>: Okay. Okay, that’s helpful. And then just one final question, I guess Dr. John to you as well Peyton, is on your future advertising/marketing/branding strategy, Peyton you guys have done a fantastic job as building out your brand. In that market you are on the phase of the NewAlliance franchise and John to your credit, two you guys have done a phenomenal job in the Pennsylvania market changing the brand and getting the name in there, how does the dynamic work now with the combined institutions, I know you said obviously the signage is going to change under First Niagara, but what’s the sort of the branding/marketing strategy and then Mike question to you, what’s the cost structure of that strategy?
<A>: Well the substance of my response would be, we’ve got two incredibly strong brands and the really nice protocol problems/challenge/opportunity is the higher leverage, the separate momentum most effectively on a combined collaborative basis. You were just alluded Collyn, our approach is to reposition our official brand under the First Niagara and [indiscernible] intend to that here, but whether as you said you look at the great work this organization has done Mark Gibson [ph] and his team whether you look at the work their organization has done Bill Freeman and our team, the Marks and the Bills, too very bright lights will work together to figure out how we make sure, we address your question most effectively, but again its going to be within the context of leveraging and playing off of two great stories with tremendous momentum.
<Q — Collyn Gilbert>: Okay, okay.
<A>: On the expense front, our one-time cost that we’ve outlined here, component of that includes initial branding or changeover in the brand takes place — will take place around the closing in the afternoon. The ongoing costs we thought about that I mean they were spending the dollars that NewAlliance has been spending on marketing, we would expect that to continue on a go forward basis. They’ve been spending more dollars in marketing, the brand themselves, and we’ll just transition their cost into branding for First Niagara.
<A>: And now they will do that. Collyn, we now have the right word re-branding ourselves within the context of today’s market, but we’ve done the context of tomorrow’s market as we look ahead across our broader New England franchise.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q — Collyn Gilbert>: Great. Okay. That’s very helpful. Thanks, guys.
Operator: Our next question is from Tom Alonso with Macquarie Bank. Please proceed with your question.
<Q — Thomas Alonso>: Good morning, guys.
<A>: Good morning, Tom.
<Q — Thomas Alonso>: Just kind of — most of my questions already been answered, but sort of your capital you guys like to put on the map for what you’re looking this kind of takes you, if you like on the real term you’ve kind of hit the four corners now, like your Pittsburg fought after you, obviously in New York and now you kind of moved into New England. Does this give you a footprint to look further a field, or are you going to stay within that that trap is right on the go forward basis as you like to say as you push your cart around.
<A>: Well, for clarity, I’ll call it a parallelogram. I want to be — exercise versus parallelogram, little lower there Tom. I think, I got an A in Geometry back in .....
<Q — Thomas Alonso>: Apparently, I didn’t.
<A>: And that’s why we’re proud of that. So, you mean consistently talk, response for this question otherwise, we very much like the footprint that we planned. And you’re correct and playing back what I referenced upfront, why among other reasons this is the right transaction at the right time for us.
First time for us collectively as it does just what you said, really play in the tent under which we would expect to work going-forward. So the idea of being able to put another strong, strong stake in the ground in New England that allows us strech their franchise from Buffalo to Boston to Philly to Pittsburgh yeah, you’ve accurately recap that.
And I remain very confident that its further ground work day in and day out most importantly for organic growth and build out whether that be on either side of the balance sheet commercial and or our retail customers, as well as future by M&A opportunities.
So that’s why we’ve stayed focused. That’s why we’ve stayed disciplined just as NewAlliance has and it’s being said earlier, now we are chasing these together rather as competitors. So you can count on us to stay very focused, knowing that opportunities we believe relatively are bound in the footprint we further defined and framed.
<Q — Thomas Alonso>: Okay. Thanks.
Operator: Your next question is from Emily Burns with Citi of New Heaven. Please proceed with your question.
<Q — John DeStefano>: Actually this is John DeStefano from the Citi of New Heaven. Thank you for calling me this morning, John good talking to you for the first time. I do want to acknowledge your statement John about becoming a more focused community based organization and actually in response to Tom’s question just recently about liking the footprint that you have right now. The city indeed imposed apposed New Haven Savings Bank demutualization back in 2004 largely against this day, when we might see purchase by a larger institution. We see that, I see that as ultimately loss of local decision-making and then some understanding of our market. So I’m interest to how you reflect, why I should see this in my communities interest?
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<A>: Well, I’m happy Mayer, and I appreciate the opportunity and look forward to meeting in person over hopefully the next day or two.
<Q — John DeStefano>: Yes, I understand on New Haven.
<A>: Yes, I’m sitting with Peyton in her board room, so look forward to catching up with you over the next 25 hours or so.
<Q — John DeStefano>: I’m sure, you’ll enjoy that.
<A>: As you learn more about us you’ll see that we’re community bank not in main but in practice. There’s no organization that better wants to talk than First Niagara and whether you look at what we do, day-in and day-out and then resting in our communities whether you look at a very significant place that we’ve made whether it’d be helping Mayor Michael Nutter reopening is the swimming pool in Philadelphia whether we it’d be helping Mayor Byron Brown further invest in the Larkin district in the community that we have there, whether it’d be helping Governor David Paterson reenergize the empire state games across the entire state of New York or the other activities that we just do day-in and day-out, we’re all about community and we live community, we take pride and being at community bank, and I assure you there will be not only no back up, but you’ll see ample evidence of even stronger momentum going forward. So you’ll see us continue to invest in this community as well as others. And we more than understand it’s a four legged tool to success one of those is shareholders, one of those is customers, one of those is employees, but that community leg is widely important as well.
<Q — John DeStefano>: I appreciate the comment about swimming pools but New Haven will pay for its own swimming pools, I am more interest in larger issues of wealth creation to community lending. So I’d be particularly interested to learn about your record and just to reflect again about the comfort with this footprint. What is the likelihood than at some point First Niagara, the larger First Niagara’s indeed purchase?
<A>: Well, we are not here today to talk about that Mayer. And as I said I am happy and look forward to as across the basking [ph] and chatting with you more and talking about how strong we are as the community player, as an investor, as the lender. As you’ll quickly learn, taken a look at our story we lead the industry in terms of community lending and growth.
We’ve been consistent in terms of our execution for the benefit of not only our customers but our market and you will see that further leverage the momentum that Peyton and her team have created here. So if I can might ask that we differ this conversation to one that we can have in person, so Rob if we can — if we can move on to the next question and Mayer thanks so much, appreciate and welcome to the neighborhood and look forward to seeing you soon.
Operator: Thank you. Our next question is from the line of Ivan of Loop Capital. Please proceed with your question.
<Q — Ivan Gulich>: Thank. Good morning everyone.
<A>: Good morning.
<Q — Ivan Gulich>: I have a question about like what’s the max cost in this bill, and also is there any like material average is that related to the NewAlliance [indiscernible]?
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<A>: The material average change part; I missed the second part of your question Emily, I’m sorry.
<Q — Ivan Gulich>: Is there any like what is the maximum delinquent loans can NewAlliance have before the deal closed. Is there any math related to the delinquent loans; impaired loans; yeah?
<A>: There is nothing in terms of the loans if you’re referencing for instance, the metric that we put in place at Harleysville this is real apples and oranges. This is incredibly high quality credit shop. So...
<Q — Ivan Gulich>: Okay.
<A>: The needs to manage the downside risk on the credit book just as it relevant here. So no, there is nothing similar to that. I think that’s we’re going with your question.
<Q — Ivan Gulich>: Okay. Thank you very much.
<A>: Hi, thank you.
Operator: Our next question is from Joe French with Sandler O’Neill. Please proceed with your question.
<Q — Joseph French>: Good morning.
<A — John Koelmel>: Hey, Joe.
<A>: Hey, John, you guys said earlier this year John, that you were conducting a national search for selling the service President of the company, does this — does this still at all alter that search process in terms of the type of person you are looking forward; you may be now look for couple of very senior people or do you look for sort of one person the sort of tied to four major pieces of the franchise, and can you update us and how you are thinking about the senior management structure?
<A>: As we chatted little bit ago Joe, now having this specific combination together, because you well know what we know, when we know to make decisions organization. So well we rethink and reassess where we are and where we go down the Executive leadership path. I’m very, very comfortable with the team we have and all the more so with the benefit of the combined leadership organization that we’ll have and we’ll further asses, further reassess, how we best frame and shape our leadership team to position us for tomorrow as we look ahead in the coming weeks and months.
<Q — Joseph French>: Fair enough. Thanks john. And my other questions are answered.
<A>: All right thanks Joe.
Operator: Your next question is from Matthew Kelley with Sterne Agee. Please proceed with your question.
<Q — Matthew Kelley>: Yeah, Mike just another modeling question, what’s the core to positive intangible expense, which we’re using and kind of the methodology, and then the dollar amount?
<A>: What would be applying a few percent core deposit intangible value? I don’t know if I have that in front of me right now. Matt.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q — Matthew Kelley>: and that’s on core deposits, X jumbo CDs correct?
<A>: Yeah.
<Q — Matthew Kelley>: Okay.
<A>: We’re going to do — some of the [indiscernible] digit for 10 years.
<Q — Matthew Kelley>: Got you.
<A>: Obviously that’s what we’ve assumed also revaluated in due course, but that’s reasonably directionally a correct assumption Matt.
<Q — Matthew Kelley>: Okay, and just to be clear the accretion guidance that you’re providing 4 to 5%, that’s based upon a buck 11 for First Niagara, the current first call consensus?
<A>: Correct. I mean, we talked about Wall Street estimates for us.
<A>: Right.
<Q — Matthew Kelley>: Okay.
<A>: That’s just incremental accretion relative to the acquisition.
<Q — Matthew Kelley>: And I don’t know if [indiscernible] or John, if you could just talk about how long these discussions have been going on, when this started, and how quickly it came together?
<A>: Well as you know, these things takes a little bit of time, but John and I have know each other sort of in the field that you will, for quite some time. And have developed a mutual admiration for each other. And so I would say that this — came together in the normal due process, as we really got serious about what’s the tremendous opportunity at this particular point in time in the cycle represented, first to really go on office together, so and I don’t know if you might want to comment as well.
<A — John Koelmel>: It’s been a running dialog, Matt, over the last several months and is picked up pace in earnings in fairly recent time here. So, but it’s one that’s been very powerful by both sides and there was no rush to judgment. I assure you here in one as we both evaluated our respective opportunities, we’ve given as long and thorough consideration as to how we evaluate that one plus one equals three opportunity.
<Q — Matthew Kelley>: And actually just a question for patent, how did the recent low rate environment deflationary type environment impact your thinking, just given the fact that you guys have a pretty good size mortgage portfolio. Curious how that part of discussion factoring into the boards thinking to sell now?
<A>: Yeah. I don’t think it played a role at all really. I mean, as you know we got fairly rigorous residential mortgage lending or fairly act as insensitive and really this was more about strategic opportunity and what we saw as a way to built shareholders value in the short-term but really aggressively take advantage of what we see it is a great M&A environment sort of picking up and no better than the two of our companies to be able to do that given where our competitors are at this stage and time.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q — Matthew Kelley>: And just play after Reg E aspect of that Matt, don’t go through where other than very much in the Reg E game. These guys and this market it is jumble arm. Market — the portfolio that same product in the legacy footprint just hasn’t been a lot of that opportunity. But as you take this market and this environment there is no question of residential mortgage business always has been and will be an important business unit, business line product for us and how we managed our balance sheet historically versus going forward. I think you’ll see some migration there as well, so don’t consider anything from the fact that, the more traditional tripped focused orientation and how that converts to ours again, another example of how the business model very neatly and tightly aligned.
<Q — Matthew Kelley>: Okay, got it, Thank you very much.
Operator: Our next question is from Mark [ph] from Goldman Sachs. Please proceed with your question.
<Q>: Hi, good morning its [indiscernible] from Goldman Sachs Asset Management. Two questions, the first one have you broken up the composition of the loan marks on the acquisition? And secondly, in terms of any debt issuance related to the steel are going forward? Thank you.
<A>: Michael, I’ll take the later one quickly. No debt issuance required rather we are funded with internal resources, Michael you can rearticulate that and maybe respond on the loan mark.
<A — Michael Harrington>: Yes, I mean not that we’ve established a long term practice here, but the 150 is the global credit mark we’ve obviously internally broken that up, between the different categories but haven’t shared that in the past, and we’d prefer to stay away from getting into too much detail, I mean there I think more than schedule there in eight or nice categories maybe upto 10, where the loan marks allocated to these different components of their loan portfolio, I cant say that the majority or at least 40% of that loan marks is relative, related to the residential portfolio just because of the size of the residential portfolio relative to the total loan portfolio.
<A>: That’s the directional guidance we can offer market soon 40, 50% on the resi side and we can allocate the rest accordingly. But again, we want to reaffirm the 3% credit mark I think that compares to — was probably in the sixth or seventh zone in the last couple deals or maybe even a pad higher further information of the quality of this portfolio.
<Q>: Great, thank you.
<A>: Thank you.
Operator: Gentlemen, our last question is from line of Gary Lu [ph] with First Investors Group.
<Q>: Hi, thanks for taking my call. I just want to follow-up with the loan mark question first. Why 3% — its sound high because NewAlliance had just 18 million progression in 2009, so this is essentially ten times the provision commenced in 2009?
<A>: Well, I’ll give you a quick and Michael can play out for that. The purpose for the loan mark as to estimate the exposure over the remaining life of the portfolio. So the provision is point in time as a function of adjusting an allowance the different path and a different luck when you evaluate the credit marks under current — whatever it is 141 our current gap accounting, but Michael will translate that more specifically.
<A — Michael Harrington>: Yeah. Well, our credit team went in and looked at the charge-off history for this each of these individual portfolios over the last five to six quarters, and then, apply that to as John just noted to what that’s going to be over the life of this assets and that’s where we come up with a 3% credit mark.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
<Q>: Okay. A NewAlliance had 1% reserve ratio. How does that — does that mean you essentially mark down the loan by 4%?
<A>: Well, that goes away that allowance and then we apply our 3% mark.
<Q>: Okay. And then second thing is on the pro-forma TCE ratio 8.2%, why does it go down that you have 8.6 NewAlliance having 11% flows, is it because of the loan mark and EDI [ph] intangibles?
<A>: Yeah, there is some intangibles on loan mark for some cash and that the others been paid. So again, 8.6 and then moving to 8.2 still very, very strong capital position on a pro-forma basis.
<A>: But you hit the pieces Gary that step you down as you model it out. It’s 200 million of cash plus the loan mark and the intangibles, if you got it.
<Q>: How much room can you play offense with our 8.2% TCE ratio?
<A>: Very comfortable and confident in our ability to continue to do that. I think one can wrestle over what’s the most relevant metric you look at total risk base to be it north of 15, you look at tier 1 common being where it is. Mike and I consistently talked about 5 to 7 is the zone that hang together on the TCE front. We have managed it north of that over the last couple of years just because of the environment in reality, but, on the promise that this is the front end of a new normal. However redefined I know look at 8% as a necessary frankly where the loan sustainable capital level. We need to more optimally leverage and deploy it in the years ahead.
<Q>: Okay. And my last question is on dividend, any change on the dividend policy?
<A>: For more than committed and as you are modeling will elevate this great tremendous earnings power for the combined organization and as we’ve all said, terms of our $0.56 current run rate, I think NewAlliance, its about half of that. On a pro forma basis, it will double there, and you’ll see the dividend payout ratio; we’re progressively stepping into a more traditional historic patterns, as the earnings would comes, and if anything I’ve alluded before the question is when we increase the dividend, not whether or not we’re at risk for decreasing it. So, you’ll see that and you can read between the lines in term of capital management going forward. The pro forma earnings capacity of this organization is substantial, and hence managing the base we have for other loan; how we do that with the benefit of even stronger earnings left. It’s the part of the nice opportunities, nice challenge we have within organization.
<Q>: Great. Thank you so much.
<A>: Thank you very much.
Operator: Thank you. Mr. Koelmel. There are no further questions at this time. I would like to turn the floor back over to you for closing comments.
John R. Koelmel, President and Chief Executive Officer
Rob, thank you very much. Nice job of facilitating all of that. More importantly, everyone on the phone, we appreciate you’re willingness on the short notice to up on and listen our story, and engage us in what I think it’s been terrific discussion and commentary. And I think on behalf of both Peyton and I; we can say, what I said upfront. We’re excited. We’re enthused and we are proud of what we’ve announced this morning. And as you hear from me consistently, further evidence that our best days are clearly ahead of us. Thank you very much everyone. Have a good day. We’ll be in touch.
Operator: This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.
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First Niagara Financial Group, Inc.		First Niagara Financial
Group, Inc & NewAlliance
Bancshares, Inc Merger
	FNFG	Call	Aug. 19, 2010
Company ▲	Ticker ▲	Event Type ▲	Date ▲
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Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. and a Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
Certain statements contained in this transcript that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.
Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.